

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2021

Mark T. Behrman
President and Chief Executive Officer
LSB INDUSTRIES INC
3503 NW 63RD Street, Suite 500
Oklahoma City, Oklahoma 73116

> **Re: LSB INDUSTRIES INC**
> **Registration Statement on Form S-3**
> **Filed November 16, 2021**
> **File No. 333-261131**

Dear Mr. Behrman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig E. Marcus, Esq.